AB 2/28/06

06003700

SECUR[ITIES AND EXCHANGE COMMISS]ION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 66380

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/05 (MM/DD/YY) AND ENDING 12/31/05 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: R.G. KAISER LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

347 FIFTH AVENUE, SUITE 1409
(No. and Street)

NEW YORK (City) NY (State) 10016 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

KELLEHER PETZOLD & CO, CPA LLC
(Name – *if individual, state last, first, middle name*)

110 HIGHWAY 35 (Address) RED BANK (City) NJ (State) 07701 (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 20 2006
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, RALPH GUNTHER KAISER, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of R.G. KAISER LLC, as of ______________, 20____, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

____

____

____

Signature

CHAIRMAN

Title

JOSEPH T. PETZOLD
A Notary Public of New Jersey
My Commission Expires 10/15/2009

Notary Public

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [x] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [x] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

R.G. KAISER, L.L.C.
FINANCIAL STATEMENTS
DECEMBER 31, 2005

TABLE OF CONTENTS

KELLEHER, PETZOLD & CO.
CERTIFIED PUBLIC ACCOUNTANTS
110 STATE HIGHWAY 35
RED BANK, NJ 07701
TEL. (732) 747-8660
FAX (732) 747-6892

Independent Auditor's Report

To The Members
R.G. Kaiser, L.L.C.
New York, NY 10016

We have audited the accompanying statement of financial condition of R.G. Kaiser, L.L.C. as of December 31, 2005 and the related statements of income, changes in owner's equity, changes in liabilities subordinated to claims of general creditors, and cash flows for the year then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of R.G. Kaiser, L.L.C. as of December 31, 2005 and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Kelleher, Petzold & Co. CPA, L.L.C.
Red Bank, New Jersey
January 24, 2006

R.G. KAISER, L.L.C.
STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2005

ASSETS

CASH	$11,332
ACCOUNTS RECEIVABLE	3,359
TOTAL CURRENT ASSETS	14,691
SECURITY DEPOSIT	2,612
EQUIPMENT , AT COST, LESS ACCUMULATED DEPRECIATION	23,883
	$41,186

LIABILITIES AND OWNER'S CAPITAL

ACCOUNTS PAYABLE	$500
TOTAL CURRENT LIABILITIES	500
OWNER'S CAPITAL	40,686
	$41,186

SEE ACCOUNTANT'S REPORT

R. G. KAISER, L.L.C., L.L.C.
STATEMENT OF INCOME
FOR THE YEAR ENDED DECEMBER 31, 2005

REVENUES:	
COMMISSIONS	$75,683
TOTAL REVENUE	75,683
EXPENSES	
BANK SERVICE CHARGES	804
DEPRECIATION	6,368
DUES	1,145
INSURANCE	380
MEALS AND ENTERTAINMENT	4,571
OFFICE	5,907
OUTSIDE SERVICES	823
POSTAGE	532
PROFESSIONAL FEES	2,000
RENT	15,289
TRAVEL	15,275
UTILITIES	2,372
TOTAL EXPENSES	55,466
NET INCOME	$20,217

SEE ACCOUNTANT'S REPORT

R.G. KAISER, L.L.C.
STATEMENT OF CHANGES IN
SOLE PROPRIETORS' CAPITAL
FOR THE YEAR ENDED DECEMBER 31, 2005

SOLE PROPRIETORS' CAPITAL,BEGINNING OF YEAR	$56,207
INCREASES : NET INCOME	20,217
DECREASES : OWNER'S DRAWS	(35,738)
SOLE PROPRIETORS' CAPITAL, END OF YEAR	$40,686

SEE ACCOUNTANT'S REPORT

R.G. KAISER, L.L.C.
STATEMENT OF CHANGES IN SUBORDINATED BORROWINGS
FOR THE YEAR ENDED DECEMBER 31, 2005

SUBORDINATED BORROWINGS AT JANUARY 1, 2005	$0
INCREASES:	
DECREASES:	

SUBORDINATED BORROWINGS AT DECEMBER 31, 2005	$0
	============

SEE ACCOUNTANT'S REPORT

R.G. KAISER, L.L.C.
STATEMENT OF CASH FLOWS
FOR THE YEAR ENDED DECEMBER 31, 2005

CASH FLOWS FROM OPERATING ACTIVITIES	
NET INCOME	$20,217
ADD (DEDUCT) ITEMS NOT AFFECTING CASH IN THE PERIOD	
DEPRECIATION	6,368
DECREASE IN ACCOUNTS RECEIVABLE	6,296
DECREASE IN ACCOUNTS PAYABLE	(1,500)
NET CASH FROM OPERATING ACTIVITIES	31,381
CASH FLOWS FROM FINANCING ACTIVITIES	
INCREASE IN OWNER'S DRAW	(35,738)
NET CASH FLOWS PROVIDED BY FINANCING ACTIVITIES	(35,738)
NET DECREASE IN CASH	(4,357)
CASH, BEGINNING OF YEAR	15,689
CASH, END OF YEAR	$11,332

SEE ACCOUNTANT'S REPORT

R.G. KAISER, L.L.C.
COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1 OF THE SECURITIES AND EXCHANGE COMMISSION
DECEMBER 31, 2005

NET CAPITAL	
TOTAL OWNERSHIP EQUITY	$40,686
DEDUCT OWNERSHIP EQUITY NOT ALLOWABLE FOR NET CAPITAL	0
TOTAL OWNERSHIP EQUITY QUALIFIED FOR NET CAPITAL	40,686
ADD:	
SUBORDINATED BORROWINGS ALLOWABLE IN COMPUTATION OF NET CAPITAL	0
TOTAL CAPITAL AND ALLOWABLE SUBORDINATED BORROWINGS	0
DEDUCTIONS AND/OR CHARGES	
NON ALLOWABLE ASSETS	
SECURITY DEPOSITS	2,612
EQUIPMENT, NET	23,883
TOTAL DEDUCTIONS AND/OR CHARGES	26,495
NET CAPITAL BEFORE HAIRCUTS ON SECURITY POSITIONS	14,191
HAIRCUTS ON SECURITIES	0
NET CAPITAL	14,191
AGGREGATE INDEBTEDNESS	
LIABILITIES FROM STATEMENT OF FINANCIAL CONDITION	500
TOTAL AGGREGATE INDEBTEDNESS	500
COMPUTATION OF BASIC NET CAPITAL REQUIREMENT	
MINIMUM DOLLAR NET CAPITAL REQUIREMENT	5,000
NET CAPITAL REQUIREMENT	5,000
EXCESS NET CAPITAL	9,191
EXCESS NET CAPITAL AT 1000%	$14,141

THERE WAS NO DIFFERENCE BETWEEN THE ABOVE COMPUTATION AND THE COMPANY'S COMPUTATION INCLUDED IN THE UNAUDITED FILING IN PART II OF FORM X-17A-5 FOCUS REPORT AS OF DECEMBER 31, 2005.

SEE ACCOUNTANT'S REPORT

R.G. KAISER, L.L.C.
COMPUTATION OF NET CAPITAL UNDER RULE
15c3-1 OF THE SECURITIES AND EXCHANGE COMMISSION
DECEMBER 31, 2005

RECONCILIATION WITH THE COMPANY'S COMPUTATION
INCLUDED IN PART IIA OF FORM X-17a-5 AS OF 12-31-2005

NET CAPITAL, AS REPORTED IN COMPANY'S PART IIa (UNAUDITED) FOCUS REPORT	$14,191
AUDIT ADJUSTMENTS	
NONE	0
NET CAPITAL PER ABOVE	14,191
AGGREGATE INDEBTEDNESS AS REPORTED IN THE COMPANY'S PART IIA (UNAUDITED) FOCUS REPORT	500
NONE	0
AGGREGATE INDEBTEDNESS PER ABOVE	$500

R. G. KAISER, L.L.C.
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2005

Note 1 - Significant Accounting Policies

Basis of Accounting

R. G. Kaiser, L.L.C. is engaged in the securities business and is organized under the laws of the State of New York as a limited liability company. The L.L.C.'s financial statements are presented on the accrual basis of accounting.

Income Taxes

The L.L.C. is not subject to income taxes as a separate entity. Taxes on income of the L.L.C. are determined by the owner's circumstances and based on the individual income tax returns of the owner.

Equipment

Depreciation of equipment is provided by the double declining balance method over the following estimated lives:

Equipment	5 Years

Expenditures for maintenance and repairs are charged against operations. Renewals and betterment's that materially extend the life of an asset are capitalized.

KELLEHER, PETZOLD & CO.
CERTIFIED PUBLIC ACCOUNTANTS
110 STATE HIGHWAY 35
RED BANK, NJ 07701
TEL. (732) 747-8660
FAX (732) 747-6892

To the Members
R.G. Kaiser, LLC:

In planning and performing our audit of the consolidated financial statements of the R.G. Kaiser, LLC (the company), for the last year ended December 31, 2005, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the consolidated financial statements and not to provide assurance on the internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company, including tests of compliance with such practices and procedures that we considered relevant to the objectives stated in the rule 17a-5(g), in the following:

1. Making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3(a)(11) and the reserve required by rule 15c3-3(e)

2. Making the quarterly securities examinations, counts, verifications, and comparisons, and the recordation of the differences required by rule 17a-13

3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

4. Obtaining and maintaining physical possession or control of all fully paid and excess margin securities of customers as required by rule 15c3-3

The management of the Company is responsible for establishing and maintaining an internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls, and of the practices and procedures referred to in the preceding paragraph, and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has

responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of the inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of the changes in conditions or that the effectiveness of their design and operation may deteriorate. Our consideration of internal control would not necessarily disclose all matter in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including control activities for safeguarding securities, which we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices were adequate at December 31, 2005, to meet the SEC's objectives.

This report is intended solely for the information and use of the Members, management, the SEC, [*Designated self-regulatory organization*], and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Kelleher, Petzold & Co.,CPA, LLC
Red Bank, New Jersey
January 24, 2006